

07005129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Crown Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California St, Suite 4550
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)



SEC MAIL
RECEIVED
PROCESSING
MAR 28 2007
WASH. D.C.
186
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Wolfgang Carter 415.402.0516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adedze, Christian K.
(Name – *if individual, state last, first, middle name*)

105 West Main Street, Cartersville, GA 30120
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Wolfgang Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital, LLC, as of 31 December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HELEN RAE SIMMS
Commission # 1566444
Notary Public - California
San Mateo County
My Comm. Expires Apr 2, 2009

Henry Wolfgang Carter
Signature

General Counsel & CCO
Title

Helen Rae Simms
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LET YOUR BUSINESS FLY!

The Noble Team

CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Global Crown Capital, LLC
San Francisco, California

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying Balance Sheet of Global Crown Capital, LLC as of December 31, 2006, and the related statements of income, member's equity and cash flows for the year then ended, that you are filing according to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Crown Capital, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedules I, II and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Noble Team
Christian K. Adedze
Certified Public Accountant
March 26, 2007



770-386-3313 • FAX 770-386-3281
www.TheNobleTeam.com
105 West Main Street
Cartersville • Georgia • 30120

MEMBER:
AICPA
Georgia Society CPA's

GLOBAL CROWN CAPITAL, LLC
BALANCE SHEET
December 31, 2006

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	339,962
Accounts Receivable		83,044
Other Receivables		13,000
Deposit accounts with clearing broker		60,397
Total Current Assets		496,403
PROPERTY AND EQUIPMENT		
Property and Equipment, Net of Accumulated Depreciation of $90,869		37,115
OTHER ASSETS		
Loan Receivable from Related Party		288,203
Other deposits		35,000
Total Other Assets		323,203
TOTAL ASSETS	$	856,721

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$	335,227
Line of credit		26,755
Total Current and Total Liabilities		361,982
MEMBERS' EQUITY		494,289
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	856,721

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 2,008,203
Futures	125,456
Fees and Other Income	366,733
Total Income	2,500,392
Expenses:	
Administration	233,042
Clearing Charges	145,998
Legal and Professional	273,068
Communication	58,079
Employee Compensation and Benefits	1,856,224
Occupancy	644,927
Other Operating Expenses	579,248
Total Expenses	3,790,586
Net Income (Loss)	$ (1,290,194)

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2006

Members' Equity at January 1, 2006	$	556,263
Capital Contributed & Adjustments		1,228,220
Net Income (Loss)		(1,290,194)
Members' Equity at December 31, 2006	$	494,289

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)		$ (1,290,194)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation	9,443	
Decrease in Receivables	64,577	
Decrease in prepaids	5,465	
Increase in clearing broker deposit account	(8,528)	
Increase in other Receivables	(9,300)	
Increase in Payables	190,910	
Decrease in Accrued Expenses	(47,439)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		205,128
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchase of Equipment	(24,627)	
Increase in Line of credit	26,755	
Decrease in Deposit & Stand-By LOC	49,020	
Decrease in Deferred Rent	(37,921)	
NET CASH USED BY INVESTING ACTIVITIES		13,227
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contribution of capital	1,228,220	
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,228,220
NET INCREASE IN CASH		**156,381**
CASH AT BEGINNING OF YEAR		183,581
CASH AT END OF YEAR		$ 339,962

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 1- GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Nature of Business:

Global Crown Capital, LLC (the Company) was formed in Delaware in 2001 and is approved as a securities broker by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

On April 26, 2002, the firm's principals acquired TJM Securities, Inc. and merged that firm as a successor filing to enable the firm to engage as an SEC/NASD member firm.

The firm is a limited liability company whose members are Rani Jarkas, Antoine Chaya and Ben Shukur General Trading/Abdullatif Binshukur.

The firm operates on a fully disclosed basis with two other member firms, Computer Clearing Services, a NASD member firm located in Glendale, California and Penson Financial Services, Inc.

B. Revenue Recognition:

Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

C. Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Property and Equipment:

Property and equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

E. Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

F. Accounts Receivable:

Accounts receivable consists of amounts due from clearing organizations for various trade clearance and settlement services, and a receivable from a related company.

GLOBAL CROWN CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- (CONTINUED):

G. Concentrations of Credit Risks:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

The Company uses financial institutions in which it maintains cash balances, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk on cash.

NOTE 2- INCOME TAXES:

The Company was formed as a limited liability company and has elected to be treated as a partnership for federal tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The state of California also imposes a graduated franchise fee for total gross revenue per year of $1,000,000 to $50,000,000 or less. This fee was calculated to be $6,000 for the Company and is included liabilities at 12/31/06.

NOTE 3- PROPERTY AND EQUIPMENT:

At December 31, 2006 property and equipment was comprised of the following:

Furniture and Fixtures		$	23,469
Computers and Equipment			104,515
	Sub-Total		127,984
Less: Accumulated Deprecation			(90,869)
Total Property and Equipment		$	37,115

GLOBAL CROWN CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 4- OPERATING LEASE COMMITMENTS:

The Company leases office space in San Francisco under an operating lease which expires in 2014. The lease contains provisions for periodic fixed increases in rent after an initial period of free rent for space not used. Rent expense is recognized on the straight-line basis over the life of the lease. In addition, the lease agreement also requires the Company to pay a proportionate share of the basic operating costs of the property on a monthly basis. These additional operating costs total $23,675 per month as of January 1, 2007. Future minimum cash outlays (not including the Company's share of the basic operating costs) under the operating leases in effect at December 31, 2006 are as follows:

Year Ending December 31:		
2007	$	388,000
2008	$	388,000
2009	$	394,467
2010	$	465,600
Thereafter	$	1,978,800

Rent expense recognized (including the Company's share of basic operating costs as defined in the lease agreement) during the year ended December 31, 2006 was $598,497.

NOTE 5- RELATED PARTY TRANSACTIONS:

The Company pays an administrative fee to another company related through common ownership with Global Crown Capital, LLC. The administrative fee is for certain administrative services, strategic planning and corporate structure consulting, computer technology and support systems, human resources and operations capabilities. The administrative fee incurred was $171,551 during the year end December 31, 2006.

In addition, at December 31, 2006, there was $288,203 in loans due from related parties. The loans are to be repaid beginning in 2008, in 60 monthly installments, at a nominal interest rate of 3%. Interest on the loans do not accrue until loan repayment begins.

NOTE 6 – LOSS CONTINGENCY:

Companies in the financial industry are subject to customer complaints and litigation in the normal course of business. As of the audit report date, there are no related pending litigation or loss contingencies.

As of December 31, 2006, a former private wealth management client of the company has filed a claim in arbitration (Arbitration case No. 05-4722) seeking damages plus legal fees. An award of $512,000 plus interest was paid on February 27, 2007 by Global Crown Capital.

In Addition, the SEC Division of Enforcement voluntarily filed a motion to dismiss all proceedings against Global Crown Capital on October 06, 2006 (relating to File No. 3-12250). The SEC full Commission later granted the motion to dismiss on February 20, 2007.

GLOBAL CROWN CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 7- NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006, the Company had a net capital of $105,971 which is $55,971 in excess of the minimum of $50,000 required and its ratio of aggregate indebtedness to net capital was 3.43 to 1, which is less than the 15 to 1 percent maximum of a broker dealer.

Supplementary Information

GLOBAL CROWN CAPITAL, LLC
SCHEDULE I - STATEMENT OF NET CAPITAL
For the Year Ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Member's Capital December 31, 2006	$ 494,289	$ 494,289	$ --
Subtract – Non Allowable Assets:			
Loans Receivable	301,203	301,203	--
Fixed Assets	37,115	37,115	--
Deposits	50,000	50,000	--
Tentative Net Capital	105,971	105,971	--
Haircuts	--	--	--
Net Capital	105,971	105,971	--
Minimum Net Capital	50,000	50,000	
Excess Net Capital	$ 55,971	$ 55,971	$ --
Aggregate Indebtedness	363,109	363,109	--
Ratio of Aggregate Indebtedness to Net Capital	3.43 to 1	3.43 to 1	

GLOBAL CROWN CAPITAL, LLC
SCH II – STATEMENT OF RESERVE REQUIREMENTS
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the reserve requirement of Rule 15c3-3.

GLOBAL CROWN CAPITAL, LLC
SCH III – INFORMATION RELATING TO POSSESSION OR CONTROL
Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements.

LET YOUR BUSINESS FLY!

The Noble Team

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Global Crown Capital, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Global Crown Capital, LLC (the Company) for the year ended December 31, 2006, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Global crown Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

770-386-3313 • FAX 770-386-3281
www.TheNobleTeam.com
105 West Main Street
Cartersville • Georgia • 30120

MEMBER:
AICPA
Georgia Society CPA's

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and in not intended to be and should not be used by anyone other than these specified parties.

Jim Donovan, CPA

The Noble Team
Jim Donovan
Certified Public Accountants
March 26, 2007

END